Exhibit 4.3 Description of Common Stock
The following summary of Eli Lilly and Company’s common stock is based on and qualified by, among other things, our amended articles of incorporation and our bylaws, both of which are filed as exhibits to our Annual Report on Form 10-K. Throughout this exhibit, references to “we,” “Company,” “our,” and “us” refer to Eli Lilly and Company.
As of the filing date of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, our authorized capital stock consists of 3,205,000,000 shares, of which 3,200,000,000 shares are common stock, without par value, and 5,000,000 shares are preferred stock, without par value. No shares of preferred stock are issued and outstanding as of the filing date of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.
Common Stock
Dividend Rights. Subject to the dividend rights of the holders of any outstanding shares of preferred stock, the holders of shares of common stock are entitled to receive ratably dividends as may be lawfully declared at any time by our board of directors.
Rights Upon Liquidation. Upon liquidation, dissolution or winding up of our affairs, after payment to the holders of any outstanding shares of preferred stock of the full amount to which they are entitled, the holders of shares of common stock are entitled, to the exclusion of any holders of preferred stock, to share ratably in our remaining assets that are legally available for distribution after satisfaction of our liabilities.
No Conversion, Redemption or Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive or similar rights.
Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our amended articles of incorporation do not provide for cumulative voting in the election of directors.
Other Provisions. No shares of any class of our capital stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of, the Company.
Potential Effects of Issuance of Preferred Stock
Our amended articles of incorporation authorize our board of directors, without further shareholder action, to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, and to fix, by the adoption and filing in accordance with the Indiana Business Corporation Law (the “IBCL”), of an amendment or amendments to our amended articles of incorporation, the designations, terms and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences, of each of these series. We may amend from time to time our amended articles of incorporation to increase the number of authorized shares of preferred stock. Any such amendment would be approved if the votes cast favoring the amendment exceed the votes cast opposing the amendment. The issuance of preferred stock could have the effect of delaying or preventing a change in control of our Company and could decrease the amount available for distribution to holders of our common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, the issuance of preferred stock could have the effect of decreasing the market price of our common stock.
Anti-Takeover Effects of Provisions of Our Amended Articles of Incorporation and Our Bylaws
Our amended articles of incorporation and our bylaws contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Our bylaws provide that special meetings of holders of common stock may be called only by our board of directors or the Chair of the board of directors. Holders of our common stock are not permitted to call a special meeting or to require that our board of directors call a special meeting of shareholders.
Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors, as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by us no later than the close of business on the 120th calendar day and no earlier than the close of business on the 180th calendar day in advance of the anniversary of the date on which our proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders, subject to certain exceptions, and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal.
Our bylaws further establish an advance notice procedure for a shareholder or group of shareholders meeting certain requirements to nominate and include in our annual meeting proxy materials director candidates constituting up to the greater of (i) two directors or (ii) 20% of the number of directors serving on our board of directors, subject to certain conditions specified in our bylaws.
Our amended articles of incorporation provide for our board of directors to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms of office. Approximately one-third of our board of directors is elected each year to three-year terms of office. In addition, our directors (other than directors appointed by holders of preferred stock) may be removed only for cause and only upon the affirmative vote of holders of at least 80% of our outstanding voting stock, voting together as a single class.
Our amended articles of incorporation provide that, in addition to any affirmative vote required by law, the affirmative vote of holders of at least 80% of our outstanding voting stock, voting together as a single class, shall be necessary to (i) approve certain major business transactions (such as mergers or asset sales with an interested shareholder or our liquidation), unless approved by our board of directors in the manner prescribed in the articles, (ii) amend certain provisions of our amended articles of incorporation relating to the number and terms of office of our directors, and (iii) modify or eliminate these supermajority voting provisions.
Under Section 23-1-39-1 of the IBCL and our amended articles of incorporation and bylaws, our bylaws may be adopted, repealed, altered or amended by either our board of directors or our shareholders, in each case, as set forth in our amended articles of incorporation and bylaws.
Certain Provisions of the IBCL
As an Indiana corporation, we are governed by the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult certain unsolicited acquisitions or changes in control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.
Unanimous Written Consent of Shareholders. Under Chapter 29 of the IBCL, any action required or permitted to be taken by the holders of common stock may be effected only at an annual meeting or special meeting of such holders, and shareholders may act in lieu of such meetings only by unanimous written consent.
Control Share Acquisitions. Under Chapter 42 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.
Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person (directly or indirectly, alone or as part of a group) to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges:
    one-fifth or more but less than one-third;
    one-third or more but less than a majority; or
    a majority or more.
“Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which has (i) 100 or more shareholders, (ii) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000, and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned of record or owned beneficially by Indiana residents, or (C) 1,000 shareholders resident in Indiana.
The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a by-law adopted by the corporation’s board of directors, provide that they do not apply. Our amended articles of incorporation and our bylaws do not currently exclude us from Chapter 42.
Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the business combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.
The definition of “beneficial owner” for purposes of Chapter 43, means a person who individually or with or through any of its affiliates or associates, directly or indirectly, owns or has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares, or holds any “derivative instrument” that includes the opportunity to profit or share in any profit derived from any increase in the value of the subject shares.
The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our amended articles of incorporation do not exclude us from Chapter 43.
Mandatory Classified Board of Directors. Under Chapter 33 of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation’s voting shares are registered under Section 12 of the Exchange Act. Although our amended articles of incorporation provide for a classified board of directors (and that provision can only be amended upon the affirmative vote of holders of at least 80% of our outstanding voting stock), we adopted an amendment to our bylaws electing not to be subject to this mandatory requirement effective July 13, 2009; however, the IBCL permits this election to be rescinded by subsequent action of our board of directors.